UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VTEX

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G9470A102

(CUSIP Number)

Lisa Wong

Riverwood Capital Management L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

with a copy to:

Kelli Schultz

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

T: 1-650-251-5148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G9470A102

1.	Names of Reporting Persons. Data Center Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,958,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,958,634
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,958,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. IT Brazil Group II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,963,316
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,963,316
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. RCP II Brazil Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,963,044
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,963,044
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. RCP II (Parallel B) Brazil Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,109,927
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,109,927
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,109,927
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 3.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Data Center Holdings II AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,958,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,958,634
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,958,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. IT Brazil Group II AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,963,316
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,963,316
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. RCP II Brazil Holdings AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,963,044
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,963,044
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Riverwood Capital Partners II (Parallel-B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,109,927
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,109,927
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,109,927
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 3.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 14,994,921
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,994,921
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,994,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 15.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 14,994,921
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,994,921
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,994,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 15.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

EXPLANATORY NOTE

As disclosed on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2022, Data Center Holdings II LLC directly held 3,525,731 Class B common shares, par value $0.000 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “common stock”), IT Brazil Group II LLC directly held 3,529,933 shares of Class B Common Stock, RCP II Brazil Holdings LLC directly held 3,529,557 shares of Class B Common Stock and RCP II (Parallel B) Brazil Holdings LLC directly held 2,769,825 shares of Class B Common Stock as of December 31, 2021. This Schedule 13D (this “Schedule 13D”) is being filed by the Reporting Persons in connection with the purchase by each of Data Center Holdings II LLC, IT Brazil Group II LLC, RCP II Brazil Holdings LLC and RCP II (Parallel B) Brazil Holdings LLC of Class A Common Stock. Going forward, the Reporting Persons (as defined below) will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock of VTEX, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 125 Kingsway, WC2B 6NH, London, United Kingdom.

Item 2.	Identity and Background

(a)-(b) This Schedule 13D is being filed jointly by the following hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(i)	Data Center Holdings II LLC, a Delaware limited liability company;

(ii)	IT Brazil Group II LLC, a Delaware limited liability company;

(iii)	RCP II Brazil Holdings LLC, a Delaware limited liability company;

(iv)	RCP II (Parallel B) Brazil Holdings LLC, a Delaware limited liability company;

(v)	Data Center Holdings II AIV L.P., an Ontario, Canada limited partnership;

(vi)	IT Brazil Group II AIV L.P., an Ontario, Canada limited partnership;

(vii)	RCP II Brazil Holdings AIV L.P., an Ontario, Canada limited partnership;

(viii)	Riverwood Capital Partners II (Parallel-B) L.P., an Ontario, Canada limited partnership;

(ix)	Riverwood Capital II L.P., a Cayman Islands exempted limited partnership; and

(x)	Riverwood Capital GP II Ltd., a Cayman Islands exempted company with limited liability.

The address of the principal business office of each of the Reporting Persons is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

The name, residence or business address, and present principal occupation or employment of each managing member, director and executive officer, as applicable of Riverwood Capital GP II Ltd. and Riverwood Capital II L.P. are listed on Schedule 1 to this Schedule 13D, which is incorporated herein by reference.

(c) The principal business of each of Data Center Holdings II LLC, IT Brazil Group II LLC, RCP II Brazil Holdings LLC and RCP II (Parallel B) Brazil Holdings LLC (together the “Riverwood-Managed Entities”), and each of Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P. and Riverwood Capital Partners II (Parallel-B) L.P., (together, the “Riverwood-Managed Funds”) is directly or indirectly investing in securities.

The principal business of Riverwood Capital II L.P. is performing the functions of, and serving as, the general partner (or similar position) of the Riverwood-Managed Funds and certain affiliated funds. The principal business of Riverwood Capital GP II Ltd. is performing the functions of, and serving as, the general partner (or similar position) of Riverwood Capital II L.P. and certain affiliated entities.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1 attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering in 2021 (the “IPO”), the Riverwood-Managed Entities purchased an aggregate of 13,355,046 shares of Class B Common Stock for an aggregate purchase price of $3,489,088

Since the IPO, the Riverwood-Managed Entities have purchased an aggregate of 1,639,875 shares of Class A Common Stock in the open market at various prices for an aggregate purchase price of approximately $5,811,603 and converted an aggregate of 2,100,000 shares of Class B Common Stock into 2,100,000 shares of Class A Common Stock.

The source of funds used for the purchases described herein were from general funds available to the Riverwood-Managed Entities, including capital contributions from their respective investors.

Item 4.	Purpose of Transaction

The information provided or incorporated by reference in Items 3 and 6 are hereby incorporated by reference herein.

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may, from time to time, acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

On August 31, 2022, the Riverwood-Managed Entities entered into a Rule 10b5-1 purchase plan (the “2022 Rule 10b5-1 Plan”) pursuant to which, over a period starting on October 3, 2022 and ending on February 15, 2023, or an earlier date at which all shares under the 2022 Rule 10b5-1 Plan have been purchased, the Riverwood-Managed Entities may purchase up to an aggregate of $10,000,000 of shares of the Issuer’s Class A Common Stock, subject to certain pricing limits. The amount and timing of any purchases, if any, may vary and will be determined based on market conditions, share price and other factors. The program will not require the Riverwood-Managed Entities to purchase any specific number of shares of Class A Common Stock or at all, and may be modified, suspended or terminated at any time without notice. As the date hereof, pursuant to the 2022 Rule 10b5-1 Plan, the Riverwood-Managed Entities have purchased an aggregate of 1,639,875 shares of Class A Common Stock in the open market at various prices for an aggregate purchase price of approximately $5,811,603.

On December 13, 2022, each of the Riverwood-Managed Entities entered into a Rule 10b5-1 purchase plan (the “2023 Rule 10b5-1 Plan”) pursuant to which, over a period starting February 16, 2023 and ending on April 14, 2023, or an earlier date at which all shares of Class A Common Stock under the 2023 Rule 10b5-1 Plan have been purchased, the Riverwood-Managed Entity may purchase up to an aggregate of $10,000,000, less the dollar amount of shares purchased pursuant to the 2022 Rule 10b5-1 Plan, of shares of Class A Common Stock subject to certain pricing limits. The amount and timing of any purchases, if any, may vary and will be determined based on market conditions, share price and other factors. The program will not require the Riverwood-Managed Entities to purchase any specific number of shares of Class A Common Stock or at all, and may be modified, suspended or terminated at any time without notice.

Currently, Francisco Alvarez-Demalde, co-founder and managing partner of Riverwood Capital, serves on the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In their capacity as significant stockholders of the Issuer, the Reporting Persons may take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives and may engage in communications with one or more other stockholders or other securityholders of the Issuer as well. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 6 are hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the Class A Common Stock beneficially owned are based upon 83,048,440 shares of Class A Common Stock outstanding as of August 22, 2022, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 2, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Data Center Holdings II LLC beneficially owns 3,958,634 shares of Class A Common Stock consisting of 987,277 shares of Class A Common Stock and 2,971,357 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock; IT Brazil Group II LLC beneficially owns 3,963,316 shares of Class A Common Stock consisting of 988,363 shares of Class A Common Stock and 2,974,953 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock; RCP II Brazil Holdings LLC beneficially owns 3,963,044 shares of Class A Common Stock consisting of 988,601 shares of Class A Common Stock and 2,974,443 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock; and RCP II (Parallel B) Brazil Holdings LLC beneficially owns 3,109,927 shares of Class A Common Stock consisting of 775,634 shares of Class A Common Stock and 2,334,293 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock.

Each share of Class A Common Stock is entitled to one (1) vote. Each share of Class B Common Stock is entitled to ten (10) votes and is convertible into one share of Class A Common Stock, at the option of the holder and automatically upon transfer, subject to certain exceptions.

The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over shares directly held by one or more of the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s multiple shareholders. No natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Reporting Persons. The shareholders and investment committee members of Riverwood Capital GP II Ltd. disclaim beneficial ownership of all shares beneficially owned by the Reporting Persons for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule 1 is set forth on Schedule 1 attached hereto.

(c) Except as set forth on Schedule 2 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule 1, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Director Compensation Arrangements

Directors affiliated with Riverwood Capital will be entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Riverwood Capital and/or certain of their affiliates or certain of the funds they manage. Francisco Alvarez-Demalde, co-founder and managing partner of Riverwood Capital, serves as a member of the Board of the Issuer and on November 7, 2022, was granted options to purchase 182,000 shares of Class A Common Stock at an exercise price equal to $3.55 per share. Such options will vest in three equal annual installments commencing on November 7, 2023, provided that Mr. Alvarez-Demalde continues as a director through each such date. The beneficial ownership numbers reported herein do not include any shares of Class A Common Stock awarded to Mr. Alvarez-Demalde as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

Registration Rights Agreement

Effective upon the consummation of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) by and among the Riverwood-Managed Entities and certain other parties named therein (collectively, the “Pre-IPO Shareholders”). Subject to several exceptions, including underwriter cutbacks and the Issuer’s right to defer a demand registration under certain circumstances, the Pre-IPO Shareholders may require that the Issuer register for public resale under the Securities Act of 1933, as amended (the “Securities Act”) all common shares constituting registrable securities that such Pre-IPO Shareholders request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$50,000,000. If the Issuer is eligible to register the sale of its securities on Form F-3 under the Securities Act, such shareholders have the right to require the Issuer to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If the Issuer proposes to register any of its securities under the Securities Act for the Issuers own account or the account of any other holder (excluding any registration related to employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), such shareholders are entitled to notice of such registration and to request that the Issuer include registrable securities for resale on such registration statement, and the Issuer is required, subject to certain exceptions, to include such registrable securities in such registration statement.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, the Issuer will indemnify any selling shareholders and will bear all fees, costs and expenses (except underwriting discounts and spreads).

Memorandum & Articles of Association

Effective upon the consummation of the IPO, the Issuer adopted, by special resolution the Amended and Restated Articles of Association (the “Articles”).

Voting Rights

The holders of the Class A Common Stock and Class B Common Stock have identical rights, except that (1) the holder of shares of Class B Common Stock is entitled to ten (10) votes per share, whereas holders of Class A Common Stock are entitled to one (1) vote per share; and (2) shares of Class B Common Stock have certain conversion rights. Subject to certain exceptions and as required by law, the holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders.

Share Conversion

Each share of Class B Common Stock is convertible into one share of Class A Common Stock of the Issuer (1) at the election of the holder at any time; and (2) on the election of the holders of (A) two-thirds of the then issued and outstanding shares of Class B Common Stock, prior to the tenth anniversary of the IPO, and (B) the majority of the then issued and outstanding shares of Class B Common Stock following the tenth anniversary of the IPO; provided; however, that each (subject to certain exceptions) share of Class B Common Stock shall automatically be converted into Class A Common Stock on a one for one basis upon (1) any transfer, whether or not for value, except for certain transfers described in the Articles, including transfer between controlling shareholders, transfers to affiliates and for tax and estate planning purposes, so long as the transferring holder continues to hold voting and dispositive power with respect to the shares transferred, or in the case of the controlling shareholders, one of the controlling shareholders continues to hold voting and dispositive power with respect to the shares transferred; or (2) if, at any time, the total number of the issued and outstanding Class B Common Stock represents less than 10% of the total number of shares outstanding.

The foregoing descriptions of the Registration Rights Agreement and Articles are qualified in their entirety by reference to the Registration Rights Agreement and Amended & Restated Memorandum and Articles of Association, respectively, which are filed as Exhibits 2 and 3 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement, dated as of January 6, 2023, by and among the Reporting Persons (filed herewith).

2. Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.02 to the Issuer’s Registration Statement on Form F-1 filed July 12, 2021)

3. Amended & Restated Memorandum and Articles of Association of Issuer (incorporated by reference to Exhibit 3.01 to Issuer’s Registration Statement on Form F-1 filed July 12, 2021)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

DATA CENTER HOLDINGS II LLC
By: Data Center Holdings II AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

IT BRAZIL GROUP II LLC
By: IT Brazil Group II AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RCP II BRAZIL HOLDINGS LLC
By: RCP II Brazil Holdings AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RCP II (PARALLEL B) BRAZIL HOLDINGS LLC
By: Riverwood Capital Partners II (Parallel-B) L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

DATA CENTER HOLDINGS II AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

IT BRAZIL GROUP II AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RCP II BRAZIL HOLDINGS AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

SCHEDULE 1

Information with respect to the managing members, directors and executive officers, as applicable of Riverwood Capital GP II Ltd and Riverwood Capital Partners II LP is set forth below. The address for each person listed below is c/o Riverwood Capital, 70 Willow Road, Suite 100, Menlo Park, CA 94025, and each is a United States citizen.

Name	Principal Occupation

Francisco Alvarez-Demalde Jeffrey Parks Tom Smach	Director and Managing Partner Director and Managing Partner Partner and Chief Financial Officer

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Common Stock.

SCHEDULE 2

Trading Data. Open Market Purchases

Transactions during the past 60 days, all of which were open market transactions pursuant to the 2022 Rule 10b5-1 Plan

Data Center Holdings II LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share	Price Range Low	Price Range High
11/02/22	1,408	$3.7359	$3.72	$3.75
11/03/22	17,024	$3.6922	$3.65	$3.75
11/04/22	9,387	$3.6766	$3.58	$3.73
11/07/22	18,263	$3.5962	$3.55	$3.67
11/08/22	11,313	$3.7071	$3.58	$3.75
11/09/22	11,807	$3.7325	$3.67	$3.75
11/10/22	9,148	$3.7197	$3.66	$3.75
11/18/22	278	$3.7409	$3.73	$3.75
11/21/22	777	$3.7370	$3.71	$3.75
11/28/22	1,242	$3.7428	$3.72	$3.75
11/29/22	34	$3.7500	N/A	N/A
11/30/22	983	$3.7487	$3.738	$3.75
12/06/22	1,743	$3.7085	$3.66	$3.75
12/07/22	4,073	$3.6552	$3.58	$3.74
12/08/22	3,125	$3.6930	$3.64	$3.75
12/09/22	1,257	$3.7351	$3.68	$3.75
12/12/22	105	$3.7275	$3.72	$3.75
12/13/22	300	$3.7500	N/A	N/A
12/14/22	11,092	$3.7025	$3.54	$3.75
12/15/22	5,755	$3.6728	$3.64	$3.75
12/16/22	9,215	$3.5764	$3.47	$3.72
12/19/22	11,243	$3.3462	$3.21	$3.57
12/20/22	10,348	$3.2003	$3.13	$3.30
12/21/22	33,090	$3.2933	$3.16	$3.46
12/22/22	65,897	$3.2503	$3.20	$3.29
12/23/22	79,267	$3.3475	$3.29	$3.45
12/27/22	45,693	$3.6536	$3.46	$3.75
12/28/22	3,800	$3.7410	$3.61	$3.75
12/30/22	9,636	$3.7384	$3.70	$3.75

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

IT Brazil Group II LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share	Price Range Low	Price Range High
11/02/22	1,411	$3.7359	$3.72	$3.75
11/03/22	17,043	$3.6922	$3.65	$3.75
11/04/22	9,398	$3.6766	$3.58	$3.73
11/07/22	18,283	$3.5962	$3.55	$3.67
11/08/22	11,326	$3.7071	$3.58	$3.75
11/09/22	11,819	$3.7325	$3.67	$3.75
11/10/22	9,158	$3.7197	$3.66	$3.75
11/18/22	279	$3.7409	$3.73	$3.75
11/21/22	778	$3.7370	$3.71	$3.75
11/28/22	1,244	$3.7428	$3.72	$3.75
11/29/22	35	$3.7500	N/A	N/A
11/30/22	985	$3.7487	$3.738	$3.75
12/06/22	1,746	$3.7085	$3.66	$3.75
12/07/22	4,078	$3.6552	$3.58	$3.74
12/08/22	3,129	$3.6930	$3.64	$3.75
12/09/22	1,258	$3.7351	$3.68	$3.75
12/12/22	106	$3.7275	$3.72	$3.75
12/13/22	300	$3.7500	N/A	N/A
12/14/22	11,105	$3.7025	$3.54	$3.75
12/15/22	5,761	$3.6728	$3.64	$3.75
12/16/22	9,225	$3.5764	$3.47	$3.72
12/19/22	11,256	$3.3462	$3.21	$3.57
12/20/22	10,359	$3.2003	$3.13	$3.30
12/21/22	33,126	$3.2933	$3.16	$3.46
12/22/22	65,969	$3.2503	$3.20	$3.29
12/23/22	79,353	$3.3475	$3.29	$3.45
12/27/22	45,744	$3.6536	$3.46	$3.75
12/28/22	3,804	$3.7410	$3.61	$3.75
12/30/22	9,646	$3.7384	$3.70	$3.75

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

RCP II Brazil Holdings LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share	Price Range Low	Price Range High
11/02/22	1,410	$3.7359	$3.72	$3.75
11/03/22	17,047	$3.6922	$3.65	$3.75
11/04/22	9,400	$3.6766	$3.58	$3.73
11/07/22	18,288	$3.5962	$3.55	$3.67
11/08/22	11,328	$3.7071	$3.58	$3.75
11/09/22	11,822	$3.7325	$3.67	$3.75
11/10/22	9,160	$3.7197	$3.66	$3.75
11/18/22	278	$3.7409	$3.73	$3.75
11/21/22	777	$3.7370	$3.71	$3.75
11/28/22	1,244	$3.7428	$3.72	$3.75
11/29/22	35	$3.7500	N/A	N/A
11/30/22	985	$3.7487	$3.738	$3.75
12/06/22	1,745	$3.7085	$3.66	$3.75
12/07/22	4,079	$3.6552	$3.58	$3.74
12/08/22	3,130	$3.6930	$3.64	$3.75
12/09/22	1,259	$3.7351	$3.68	$3.75
12/12/22	106	$3.7275	$3.72	$3.75
12/13/22	300	$3.7500	N/A	N/A
12/14/22	11,107	$3.7025	$3.54	$3.75
12/15/22	5,763	$3.6728	$3.64	$3.75
12/16/22	9,228	$3.5764	$3.47	$3.72
12/19/22	11,259	$3.3462	$3.21	$3.57
12/20/22	10,362	$3.2003	$3.13	$3.30
12/21/22	33,135	$3.2933	$3.16	$3.46
12/22/22	65,985	$3.2503	$3.20	$3.29
12/23/22	79,372	$3.3475	$3.29	$3.45
12/27/22	45,754	$3.6536	$3.46	$3.75
12/28/22	3,804	$3.7410	$3.61	$3.75
12/30/22	9,649	$3.7384	$3.70	$3.75

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

RCP II (Parallel B) Brazil Holdings LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share*	Price Range Low	Price Range High
11/02/22	1,106	$3.7359	$3.72	$3.75
11/03/22	13,375	$3.6922	$3.65	$3.75
11/04/22	7,375	$3.6766	$3.58	$3.73
11/07/22	14,348	$3.5962	$3.55	$3.67
11/08/22	8,888	$3.7071	$3.58	$3.75
11/09/22	9,276	$3.7325	$3.67	$3.75
11/10/22	7,186	$3.7197	$3.66	$3.75
11/18/22	218	$3.7409	$3.73	$3.75
11/21/22	610	$3.7370	$3.71	$3.75
11/28/22	976	$3.7428	$3.72	$3.75
11/29/22	27	$3.7500	N/A	N/A
11/30/22	773	$3.7487	$3.738	$3.75
12/06/22	1,369	$3.7085	$3.66	$3.75
12/07/22	3,200	$3.6552	$3.58	$3.74
12/08/22	2,456	$3.6930	$3.64	$3.75
12/09/22	987	$3.7351	$3.68	$3.75
12/12/22	83	$3.7275	$3.72	$3.75
12/13/22	236	$3.7500	N/A	N/A
12/14/22	8,714	$3.7025	$3.54	$3.75
12/15/22	4,521	$3.6728	$3.64	$3.75
12/16/22	7,240	$3.5764	$3.47	$3.72
12/19/22	8,833	$3.3462	$3.21	$3.57
12/20/22	8,130	$3.2003	$3.13	$3.30
12/21/22	25,997	$3.2933	$3.16	$3.46
12/22/22	51,770	$3.2503	$3.20	$3.29
12/23/22	62,274	$3.3475	$3.29	$3.45
12/27/22	35,898	$3.6536	$3.46	$3.75
12/28/22	2,985	$3.7410	$3.61	$3.75
12/30/22	7,570	$3.7384	$3.70	$3.75

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.